UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PROTECTIVE INSURANCE CORP.

(Name of Issuer)

CLASS A VOTING STOCK

(Title of Class of Securities)

57755 10 0

(CUSIP Number)

John D. Weil

4625 Lindell Blvd.

Suite # 335

St Louis MO 63108

(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57755 10 0	13D	Page 2 of 5 pages

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,718
	8	SHARED VOTING POWER 85,058, subject to the disclaimers in Item 5
	9	SOLE DISPOSITIVE POWER 23,718
	10	SHARED DISPOSITIVE POWER 85,058, subject to the disclaimers in Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,776, subject to the disclaimers in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 57755 10 0	13D	Page 3 of 5 pages

Amendment No. 8 to Schedule 13D

John D. Weil (the “Reporting Person” or “Mr. Weil”) previously reported the acquisition of shares of Class A Voting Common Stock, no par value (“Class A Shares”) of Baldwin and Lyons, Inc. (the “Issuer”) in an initial filing of this Schedule 13D on March 28, 1985, as most recently amended by Amendment No. 7, filed on March 14, 2019 (“Amendment No. 7”).

Item 1. Security and Issuer.

This Statement relates to the shares of Class A Voting Stock of Protective Insurance Corp. (the “Issuer”). The address of the principal executive office of the Issuer is 111 Congressional Blvd., Suite 500, Carmel, IN 46032.

Item 2. Identity and Background

This Statement is being filed on behalf of the Reporting Person, John D. Weil. The business address of the Reporting Person is 4625 Lindell Blvd., Suite # 335, St Louis Missouri 63108.

John Weil is a self-employed investor and is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All shares beneficially owned by the Reporting Person were acquired using the Reporting Person’s personal funds or by transfers from family members and affiliates described in previous amendments to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date on which this schedule was filed and subject to the disclaimers below in this Item 5, the Reporting Person beneficially owns an aggregate of 108,776 Class A Shares, which represents 4.2% of the Issuer’s 2,603,350 issued and outstanding Class A Shares as of June 30, 2020, the last date for which the Issuer has disclosed the number of outstanding Class A Shares in any filings with the Securities Exchange Commission.

The Reporting Person beneficially owns 23,718 (0.9%) Class A Shares with sole voting or dispositive power and 85,058 (3.3%) Class A Shares with shared voting or dispositive power. The reduction in the number of Class A Shares owned with shared voting or dispositive power since the filing of Amendment No. 7 is the result of changes in the investment control over the Class A Shares made by members of Mr. Weil’s extended family pursuant to which such family members, all of whom are adults outside of Mr. Weil’s household, assumed such control. As a result of such changes, Mr. Weil’s aggregate beneficial ownership of Class A Shares has fallen below 5.0% of the Issuer’s issued and outstanding shares. Mr. Weil will no longer file reports on Schedule 13D until such time as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 57755 10 0	13D	Page 4 of 5 pages

The number of Class A Shares over which the Reporting Person has shared voting and dispositive power includes:

(a)	7,008 shares held in trusts for the benefit of Mr. Weil’s spouse and her children and with respect to which Mr. Weil serves as co-trustee.
(b)	596 shares held by John Weil’s spouse in trusts and other entities.
(c)	5,888 shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee.
(d)	22,574 shares held in a limited partnership the partnership interests of which are owned by one his siblings and such sibling’s descendants, with respect to which Mr. Weil serves as a non-controlling general partner.
(e)	22,881 shares held in trust for the benefit of Mr. Weil’s adult children and other descendants, of which Mr. Weil is not a trustee. Mr. Weil disclaims any beneficial ownership in such Class A Shares.
(f)	11,403 shares held in a limited partnership, the limited partners of which are Mr. Weil’s adult children and other descendants and of which Mr. Weil is not a partner. Mr. Weil disclaims any beneficial ownership in such Class A Shares.
(g)	48,992 Class A Shares held by or for the benefit of Mr. Weil’s adult children and his grandchildren. Mr. Weil disclaims any beneficial ownership in such Class A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In addition to the Class A Shares disclosed as beneficially owned by the Reporting Person in Item 5, the Reporting Person also may be deemed to beneficially own 412,897 (4.1%) shares of the Issuer's Class B Non-Voting Common Stock (“Class B Shares”) as follows:

(a)	130,563 Class B Shares which he holds individually.
(b)	36,093 Class B Shares are held in trusts for the benefit of Mr. Weil and with respect to which he serves as trustee.
(c)	28,334 Class B Shares held in trusts for the benefit of Mr. Weil’s spouse and her children.
(d)	10,000 Class B Shares held in a private foundation, of which Mr. Weil and his spouse act as co-trustees
(e)	10,372 shares held by Mr. Weil’s spouse in a revocable trust.
(f)	25,181 Class B Shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee with such siblings.
(g)	63,707 Class B Shares held in a limited partnership, the limited partnership interests of which are held by or for the benefit of Mr. Weil’s siblings and their descendants and with respect to which Mr. Weil serves as a non-controlling general partner.
(h)	24,287 Class B Shares held in trusts for the benefit of Mr. Weil’s adult children and other descendants, of which Mr. Weil is not a trustee. Mr. Weil disclaims any beneficial ownership in such Class B Shares.
(i)	58,143 Class B Shares held in a limited partnership, the limited partners of which are Mr. Weil’s adult children and grandchildren and of which Mr. Weil is not a partner. Mr. Weil disclaims any beneficial ownership in such Class B Shares.
(j)	26,217 Class B Shares held by or for the benefit of Mr. Weil’s adult children, his grandchildren and his other descendants. Mr. Weil disclaims any beneficial ownership in such Class B Shares.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 57755 10 0	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020

/s/ John D. Weil
John D. Weil